BBA Aviation plc

London W1K 6TL www.bbaaviation.com
UK

RECEIVED
2008 MAY -7 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 12 2008
THOMSON REUTERS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549 [redacted]
USA

BBA Aviation

1 May 2008

08002374

Dear Sirs

SUPPL

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i):

- Copies of the following documents required to be furnished and which are not published on the Company's website:

  <u>Documents filed with Companies House</u>

	Date of Filing	Document Type	Description
1	1 May 2008	Form 122	Cancellation of authorised and unissued 6.75% Cumulative Redeemable Convertible Preference Shares
2	1 May 2008		Articles of Association adopted on 30 April 2008

  <u>Documents filed with the United Kingdom Listing Authority viewing facilities</u>

	Date	Description
3	30 April 2008	Resolutions relating to special business passed at AGM on 30 April 2008
4	26 March 2008	Annual Report and Accounts 2007, Chairman's Letter and Notice of AGM, AGM Proxy Card and Notice of Availability of BBA Aviation plc 2007 Annual Report and Notice of Annual General Meeting

- Annex B – a list prepared by the Company's English Counsel setting forth information the Company is required to make public, file or distribute to shareholders pursuant to English law and applicable requirements imposed by the FSA.

  This list supersedes the version submitted on 20 April 2007.

Yours faithfully

Alice Hammond

Alice Hammond
Assistant Company Secretary

END

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Enclosures